UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RESOLUTIONS OF THE GENERAL SHAREHOLDING MEETINGS

EXTRAORDINARY AND ORDINARY

Rio de Janeiro, April 26, 2018—Petróleo Brasileiro SA—Petrobras informs that the Extraordinary and General Meetings, held today, at 3:00 pm, in the auditorium of the Company’s Headquarters, Avenida República do Chile nº 65—1º andar , in the city of Rio de Janeiro (RJ), approved, by majority vote, the following:

EXTRAORDINARY GENERAL MEETING

I. Amendment of Petrobras’ By-Laws, pursuant to the vote of the Federal Government, to amend articles 18, 21, 30, 43, 53 and 58 as proposed by Management, except for paragraphs 5 and 9 of article 18, which were approved with the following wording, as voted by the Federal Government:

“Art. 18.

(...)

Paragraph 5—The Board of Directors shall be comprised of at least forty percent (40%) of independent members, this percentage being applied to the total number of Directors, and the independence criteria shall comply with the terms of art. 22, paragraph 1, of Law 13,303 of June 30, 2016 of art. 36, paragraph 1 of Decree No. 8,945, of December 27, 2016, the Rules of Procedure of the Highlight Program on State Governance of B3 and the Level 2 Regulation, respecting the more stringent criterion in case of divergence between the rules.

(...)

Paragraph 9. When, as a result of compliance with the percentage referred to in paragraph 5 of this article, a fractional number of directors results, rounding up to the next higher number, when the fraction is equal to or greater than 0.5.”

II. Consolidation of the Bylaws to reflect the amendments approved at this Extraordinary Shareholders Meeting, in accordance with the Federal Government’s vote.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

GENERAL SHAREHOLDING MEETING

I. Management’s accounts, examination, discussion and voting of the Company’s Integrated Report and Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2017;

II. Establishment of the number of 11 (eleven) members to the Board of Directors;

III. Election of the following members of the Board of Directors, with a term of two years:

BOARD OF DIRECTORS

Elected by the Controlling Shareholder

Mr. Luiz Nelson Guedes de Carvalho

Ms. Ana Lúcia Poças Zambelli

Ms. Clarissa de Araújo Lins

Mr. Francisco Petros Oliveira Lima Papathanasiadis

Mr. Jerônimo Antunes

Mr. José Alberto de Paula Torres Lima

Mr. Pedro Pullen Parente

Mr. Segen Farid Estefen

Elected by Minority Shareholders Holders of Common Shares

Mr. Marcelo Mesquita de Siqueira Filho

Elected by Shareholders Holding Preferred Shares

Mrs. Sônia Júlia Sulzbeck Villalobos

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Elected by Petrobras Employees

Mr. Christian Alejandro Queipo

IV. Election of Mr. Luiz Nelson Guedes de Carvalho as Chairman of the Board of Directors;

V. Election of the members of the Fiscal Council and their respective alternates, as follows:

Elected by the Controlling Shareholder

Mrs. Marisete Fátima Dadald Pereira (head) and Mrs. Agnes Maria de Aragão da Costa (alternate);

Mr. Eduardo Cesar Pasa (holder) and Mr. Mauricyo José Andrade Correia (alternate);

Mr. Adriano Pereira de Paula (holder) and Mr. José Franco Medeiros de Morais (alternate).

Elected by Minority Shareholders Holders of Common Shares

Mr. Reginaldo Ferreira Alexandre (holder) and Ms. Susana Hanna Stiphan Jabra (alternate).

Elected by the Shareholders Holding Preferred Shares

Mr. Daniel Alves Ferreira (holder) and Mr. Rodrigo de Mesquita Pereira (alternate).

VI. Fixing the remuneration of the administrators, members of the Fiscal Council and members of the Statutory Committees of Advice to the Board of Directors up to R $ 28,348,926.32 as a global compensation limit to be paid in the period between April 2018 and March 2019.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer